UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 16 March 2022, with registration number 1365 (the “Execution II”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from Goldman Sachs International as the First Segment1 manager– that it has carried out the following transactions over BBVA shares in execution of the First Segment between 1 and 7 April 2022 (both inclusive):

Date Security Transaction Trading Venue Number of Shares average price € 01/04/2022 BBVA. MC Purchase XMAD 600.000 5,2842 01/04/2022 BBVA. MC Purchase CEUX - 01/04/2022 BBVA. MC Purchase TQEX - 01/04/2022 BBVA. MC Purchase AQEU - 04/04/2022 BBVA. MC Purchase XMAD 403.348 5,2814 04/04/2022 BBVA. MC Purchase CEUX - 04/04/2022 BBVA. MC Purchase TQEX - 04/04/2022 BBVA. MC Purchase AQEU - 05/04/2022 BBVA. MC Purchase XMAD 400.000 5,2492 05/04/2022 BBVA. MC Purchase CEUX - 05/04/2022 BBVA. MC Purchase TQEX - 05/04/2022 BBVA. MC Purchase AQEU - 06/04/2022 BBVA. MC Purchase XMAD 8.500.000 4,9276 06/04/2022 BBVA. MC Purchase CEUX 2.245.000 4,9274 06/04/2022 BBVA. MC Purchase TQEX - 06/04/2022 BBVA. MC Purchase AQEU - 07/04/2022 BBVA. MC Purchase XMAD 8.465.000 4,9121 07/04/2022 BBVA. MC Purchase CEUX 2.245.000 4,9122 07/04/2022 BBVA. MC Purchase TQEX - 07/04/2022 BBVA. MC Purchase AQEU - TOTAL 22.858.348

[1]	“First Segment” has the same meaning as in the Execution II.

The number of shares purchased to date as a result of the execution of the First Segment amounts to 31.398.650, which represent 15 % of the maximum cash amount.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A.—LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 8 April 2022

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Segment between 1 and 7 April 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 8, 2022
	By:	/s/ Antonio Borraz Peralta
Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director